UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    )*

LanzaTech Global, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

51655R101

(CUSIP Number)

John Demeter

Khosla Ventures

2128 Sand Hill Road

Menlo Park, California 94025

(650) 376-8500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 8, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 51655R101	13D

1	NAMES OF REPORTING PERSONS. Khosla Ventures III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 13,875,332 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 13,875,332 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,875,332 shares (see Attachment A)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.1% (see Attachment A)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 51655R101	13D

1	NAMES OF REPORTING PERSONS. Khosla Ventures Associates III, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 13,875,332 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 13,875,332 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,875,332 shares (see Attachment A)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.1% (see Attachment A)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 51655R101	13D

1	NAMES OF REPORTING PERSONS. VK Services, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 13,875,332 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 13,875,332 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,875,332 shares (see Attachment A)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.1% (see Attachment A)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 51655R101	13D

1	NAMES OF REPORTING PERSONS. Vinod Khosla
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 42,867,361 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 42,867,361 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 42,867,361 shares (see Attachment A)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.8% (see Attachment A)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Schedule 13D

Item 1.	Security and Issuer

This statement on Schedule 13D relates to the Reporting Persons’ (as defined in Item 2 below) beneficial ownership interest in the Common Stock, par value $0.0001 per share (the “Common Stock”), of LanzaTech Global, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive office of the Issuer is 8045 Lamon Avenue, Suite 400, Skokie, Illinois 60077. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2.	Identity and Background.

(a)	This statement is filed by:

(i)	Khosla Ventures III, L.P. (“KV III”), with respect to the shares of Common Stock directly and beneficially owned by it;

(ii)	Khosla Ventures Associates III, LLC (“KVA III”), with respect to the shares of Common Stock directly and beneficially owned by it;

(iii)	VK Services, LLC (“VK Services”), with respect to the shares of Common Stock directly and beneficially owned by it; and

(iv)	Vinod Khosla (“Khosla” or the “General Partner”), with respect to the shares of Common Stock directly and beneficially owned by him.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

Pursuant to the provisions of General Instruction C to Schedule 13D, information in Items 2 through 6 of this Schedule 13D is also provided with respect to Vinod Khosla, with respect to the shares of Common Stock directly and beneficially owned by him.

(b)	The business address of each of the Reporting Persons and the General Partner is:

Khosla Ventures

2128 Sand Hill Road

Menlo Park, California 94025

(c)	The present principal business of each of the Reporting Persons and the General Partner is the venture capital investment business.

(d)	Neither the General Partner nor any of the Reporting Persons, during the last five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

Neither the General Partner nor any of the Reporting Persons, during the last five years, has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship.

KV III	Delaware, United States of America
KVA III	Delaware, United States of America
VK Services	Delaware, United States of America
Khosla	United States of America

Additional information concerning the Reporting Persons is listed on Attachment A hereto and is incorporated by reference herein.

Item 3.	Source and Amount of Funds or Other Consideration.

From 2007 through 2021, the Reporting Persons acquired the following shares of common stock and preferred stock of Legacy LanzaTech (as defined below): (i) 247,222 shares of common stock, (ii) 3,997,324 shares of Series A preferred stock, (iii) 1,040,021 shares of Series B preferred stock, (iv) 2,183,748 shares of Series C preferred stock, and (v) 902,822 shares of Series D preferred stock. On February 8, 2023, an entity beneficially owned by Khosla acquired 1,000,000 shares of Class A common stock of AMCI (as defined below) at a price of $10.00 per share as part of a private placement that occurred immediately prior to Closing (as defined below) of the Business Combination (as defined below). The Reporting Persons acquired such shares for an aggregate purchase price of approximately $75.3 million.All such shares were acquired with working capital.

The shares of Common Stock reported herein as beneficially owned by the Reporting Persons were acquired in connection with a business combination (the “Business Combination”) contemplated by the Agreement and Plan of Merger, dated as of March 8, 2022, by and among by and among AMCI Acquisition Corp. II, a Delaware corporation (“AMCI”), AMCI Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of AMCI (“Merger Sub”) and LanzaTech NZ, Inc., a Delaware corporation (“Legacy LanzaTech”). As a result of the Business Combination, on February 8, 2023 (the “Closing”), (i) AMCI changed its name to “LanzaTech Global, Inc.” (the “Issuer”), and (ii) Merger Sub merged with and into Legacy LanzaTech with Legacy LanzaTech surviving the Business Combination as a wholly owned subsidiary of the Issuer.

As a result of the Business Combination, the shares of preferred stock of Legacy LanzaTech held by each of the Reporting Persons were exchanged for common stock of Legacy LanzaTech, and subsequently the shares of common stock of Legacy LanzaTech held by each of the Reporting Persons were exchanged for shares of Common Stock of the Issuer. As a result of such conversions and taking into account the shares acquired by the Reporting Persons in connection with the private placement, the Reporting Persons own an aggregate of 42,867,361 shares of Common Stock as of the date of this statement on Schedule 13D.

Item 4.	Purpose of Transaction.

The shares of Common Stock reported herein were acquired solely for investment purposes. None of the Reporting Persons have any present plans or proposals that relate to or would result in any change in the business, policies, management, structure or capitalization of the Issuer. The Reporting Persons reserve the right to acquire, or dispose of, additional securities of the Issuer in the ordinary course of their business, to the extent deemed advisable in light of their general investment and trading policies, market conditions or other factors. The Reporting Persons may engage in discussions from time to time with other stockholders of the Issuer regarding the acquisition by the Reporting Persons or others of shares of the Issuer’s Common Stock held by such stockholders.

The Reporting Persons may seek information from management and the Issuer’s Board of Directors, and may engage in further discussions with management, the Issuer’s Board of Directors, other stockholders of the Issuer and other relevant parties, concerning the business, operations, governance, management, strategy, capitalization and/or future plans of the Issuer, or in proposing one or more of the other actions described in subparagraphs (a) through (j) of this Item 4. In addition, the Reporting Persons may exercise their rights under the Registration Rights Agreement, as defined below.

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of shares of Common Stock reported beneficially owned by each person named herein is determined in accordance with the Securities and Exchange Commission (the “SEC”) rules and is based upon 196,222,737 shares of Common Stock outstanding, which is the total number of shares of Common Stock outstanding as reported in the Form 8-K filed with the SEC on February 13, 2023 in connection with the Issuer’s Business Combination.

The applicable SEC rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and include shares of Common Stock issuable upon the conversion or exercise of other securities that are immediately convertible or exercisable, or are convertible or exercisable within 60 days of the filing of this Schedule.

A.	Khosla Ventures III, L.P.

(a)	As of the date of this Schedule 13D, KV III beneficially owned 13,875,332 shares of Common Stock, representing a beneficial ownership of approximately 7.1% of the shares of Common Stock.

(b)	1.	Sole power to vote or direct vote:	0
	2.	Shared power to vote or direct vote:	13,875,332
	3.	Sole power to dispose or direct the disposition:	0
	4.	Shared power to dispose or direct the disposition:	13,875,332

Please see Attachment A for additional information.

B.	Khosla Ventures Associates III, LLC

(a)	As of the date of this Schedule 13D, KVA III beneficially owned 13,875,332 shares of Common Stock, representing a beneficial ownership of approximately 7.1% of the shares of Common Stock.

(b)	1.	Sole power to vote or direct vote:	0
	2.	Shared power to vote or direct vote:	13,875,332
	3.	Sole power to dispose or direct the disposition:	0
	4.	Shared power to dispose or direct the disposition:	13,875,332

Please see Attachment A for additional information.

C.	VK Services, LLC

(a)	As of the date of this Schedule 13D, VK Services beneficially owned 13,875,332 shares of Common Stock, representing a beneficial ownership of approximately 7.1% of the shares of Common Stock.

(b)	1.	Sole power to vote or direct vote:	0
	2.	Shared power to vote or direct vote:	13,875,332
	3.	Sole power to dispose or direct the disposition:	0
	4.	Shared power to dispose or direct the disposition:	13,875,332

Please see Attachment A for additional information.

D.	Vinod Khosla

(a)	As of the date of this Schedule 13D, Vinod Khosla beneficially owned 42,867,361 shares of Common Stock, representing a beneficial ownership of approximately 21.8% of the shares of Common Stock.

(b)	1.	Sole power to vote or direct vote:	0
	2.	Shared power to vote or direct vote:	42,867,361
	3.	Sole power to dispose or direct the disposition:	0
	4.	Shared power to dispose or direct the disposition:	42,867,361

Please see Attachment A for additional information.

With respect to each Reporting Person and General Partner:

(a)	The information set forth in Item 3 of this Schedule 13D is incorporated by reference into this Item 5(c).

(b)

No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of Common Stock beneficially owned by any of the Reporting Persons or the General Partner.

(c)	Not applicable.

Item 6.	Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

Registration Rights Agreement

In connection with the Closing, on February 8, 2023, Khosla Ventures III, L.P. and entities beneficially owned or controlled by Vinod Khosla (the “KV Parties”) entered into a Registration Rights Agreement (the “Registration Rights Agreement”) with the Issuer, Legacy LanzaTech, AMCI Sponsor II LLC, a Delaware limited liability company, and certain stockholders of the Issuer, pursuant to which the KV Parties are entitled to registration rights with respect to their shares of Common Stock. The Registration Rights Agreement provides that the Issuer will, within 30 days following the Closing, file with the SEC a shelf registration statement to register the registrable securities covered by the Registration Rights Agreement and will use commercially reasonable efforts to cause the registration statement to be declared effective as soon as practicable after the filing thereof, but in any event no later than 60 calendar days after the Closing (or 120 days following the Closing if the SEC notifies the Company it will review the registration statement).

The Registration Rights Agreement also provides for a lock-up on shares of Common Stock such that the KV Parties may not transfer such shares for six months following the Closing.

Following the lock-up period, at any time when there is an effective shelf registration statement, the KV Parties may request to sell all or a portion of their registrable securities in an underwritten offering pursuant to the shelf registration statement, provided that the Issuer is only obligated to effect such an offering if the offering includes registrable securities with an anticipated aggregate offering price, net of underwriting discounts and commissions, of at least $80 million. The Registration Rights Agreement also grants the KV Parties “piggyback” registration rights, subject to certain exceptions and includes customary indemnification provisions.

Item 7.	Material to be Filed as Exhibits.

Exhibit Number	Exhibit Name

99.1	Agreement regarding joint filing Schedule 13D

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 21, 2023

KHOSLA VENTURES III, L.P.

By:	Khosla Ventures Associates III, LLC, a
Delaware limited liability company and general partner of Khosla Ventures III, L.P.

By:	/s/ Vinod Khosla
Vinod Khosla, Managing Member

KHOSLA VENTURES ASSOCIATES III, LLC

By:	/s/ Vinod Khosla
Vinod Khosla, Managing Member

VK SERVICES, LLC

By:	/s/ Vinod Khosla
Vinod Khosla, Manager

/s/ Vinod Khosla
Vinod Khosla

ATTACHMENT A

The general partner of KV III is KVA III. VK Services is the sole manager of KVA III. Khosla is the managing member of VK Services. Each of Khosla, VK Services and KVA III possesses power to direct the voting and disposition of the shares owned by KVA III, and each of KVA III, VK Services and Khosla may be deemed to have indirect beneficial ownership of such shares. KVA III, VK Services and Khosla hold no securities of the Issuer directly.

Each Reporting Person disclaims beneficial ownership of the shares described above except to the extent of his or its pecuniary interest therein.